October 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jenny O’Shanick and Erin Purnell

Re:	Nxu, Inc.

Registration Statement on Form S-1

Filed on October 10, 2023, as amended

File No. 333-274910

Dear Ms. O’Shanick,

Pursuant to the letter dated October 12, 2023 from Nxu, Inc. (the “Company”), the Company had requested that the effectiveness of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on October 16, 2023, or as soon thereafter as practicable. The Company hereby requests to withdraw its aforementioned request to accelerate the effectiveness of such Registration Statement and intend to request effectiveness of such Registration Statement in the near future pursuant to a separate request for effectiveness.

Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

NXU, INC.

By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP